UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 27, 2018

CITIZENS & NORTHERN CORPORATION

(Exact name of registrant as specified in its charter)

Pennsylvania	000-16084	23-2451943
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

90-92 Main Street, Wellsboro Pennsylvania	16901
(Address of principal executive offices)	(Zip Code)

(570) 724-3411

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement

On September 28, 2018, Citizens & Northern Corporation (the “Corporation”) issued a press release announcing that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Monument Bancorp, Inc., a Pennsylvania corporation (“Monument”). Pursuant to the terms and conditions set forth in the Merger Agreement, Monument will merge with and into the Corporation (the “Merger”), with the Corporation surviving, and Monument Bank, the wholly owned subsidiary of Monument, will merge with and into Citizens & Northern Bank, the wholly-owned subsidiary of the Corporation, with Citizens & Northern Bank surviving. Clark S. Frame, Chairman of the Board of Monument, will join the board of C&N, subject to any required regulatory approvals. The parties anticipate that the Merger will close in the second quarter of 2019, and have agreed that the Merger will not close prior to February 28, 2019.

At the effective time of the Merger, each share of Monument’s common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 1.0144 shares of common stock of the Corporation or $28.10 in cash, at the election of the holder; provided, however, that, individual shareholder elections of consideration will be prorated as necessary to ensure that, in the aggregate, 20% of the Monument common stock will be converted into the cash consideration and 80% of the Monument common stock will be converted into the stock consideration. Holders of Monument common stock prior to the consummation of the Merger will own approximately 9.4% of the Corporation’s common stock outstanding immediately following the consummation of the Merger.

Consummation of the Merger is subject to customary closing conditions including, but not limited to, the absence of a material adverse change relating to Monument or the Corporation, approval of the Merger by Monument’s shareholders, and receipt of all required regulatory approvals.

Monument may terminate the Merger Agreement under certain circumstances, including the good faith determination by its board of directors that it has received an unsolicited bona fide “superior proposal,” which remains a superior proposal after any proposed modification of the Merger Agreement, if any, by the Corporation. In addition, the Corporation may terminate the Agreement if Monument receives a superior proposal for a transaction and Monument does one of the following: enters into an agreement for the superior transaction, withdraws its recommendation or fails to recommend the Merger Agreement or delivers a final notice that it plans to accept the superior proposal. In connection with any such termination, Monument must pay a termination fee of $1.726 million to the Corporation.

In addition, Monument may terminate the Merger Agreement if the price of the Corporation’s common stock both (1) declines by more than 20% from its price on September 10, 2018 (which was $27.43), as compared to the average over a 10 day trading period ending shortly before closing and (2) declines by more than 20% when compared to the KBW NASDAQ Regional Banking Index Value, using the same time periods, unless the Corporation adjusts the merger consideration to make up the difference, in which case Monument will still be required to complete the Merger. In connection with the Merger Agreement, the directors and executive officers of Monument have entered into Voting Agreements pursuant to which they have agreed to vote shares of Monument common stock representing approximately 34.5% of the total outstanding shares of Monument as of the date hereof in favor of the Merger. The directors have also agreed not to compete with C&N for a period of two years after the Merger has been completed as further described in those agreements. The forms of these agreements are attached to the Merger Agreement.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference.

The Merger Agreement is not intended to provide any factual information about the Corporation, Monument or their respective subsidiaries and affiliates to investors. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the parties as stated in the Merger Agreement, including being qualified by confidential disclosure schedules made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and are, in some cases, subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors under applicable securities law standards of materiality. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Corporation or Monument.

The foregoing disclosure may include forward-looking statements, including statements about future results. Investors are cautioned that all forward-looking statements involve risks and uncertainty. These forward-looking statements include statements with respect to the Corporation’s strategies, goals, beliefs, expectations, estimates, intentions, financial condition, results of operations, future performance and business. Statements preceded by, followed by or that include the words “may,” “could,” “should,” “pro forma,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or similar expressions generally indicate a forward-looking statement. These forward-looking statements involve risks and uncertainties that are subject to change based on various important economic, regulatory, legal and technological factors, among others, that could cause the Corporation’s financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements. The Corporation cautions that the foregoing factors are not exclusive. The Corporation does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Corporation.

Item 7.01	Regulation FD

Pursuant to Regulation FD, information is being attached as an Exhibit to this Current Report with respect to a presentation made available by the Corporation on September 28, 2018. This presentation provides an overview of the Corporation’s strategy with respect to its merger with Monument.

The investor presentation filed herewith includes certain non-GAAP financial measures. The Corporation uses these adjusted performance measures in managing the business, including communications with its Board of Directors and employees, and believes that they provide users of this financial information with meaningful comparisons of operating performance between current results and results in prior periods. The Corporation believes that these non-GAAP financial measures are appropriate to enhance understanding of its past performance as well as prospects for its future performance. A reconciliation of these adjustments to the most directly comparable GAAP measures is included as the last page of the investor presentation, which was filed with this Form 8-K as Exhibit 99.2. These non-GAAP measures should not be considered in isolation or as a substitute for the most comparable GAAP measures. Non-GAAP financial measures utilized by the Corporation may not be comparable to non-GAAP financial measures used by other companies.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

2.1	Agreement and Plan of Merger, dated September 27, 2018
99.1	Press release, dated September 28, 2018
99.2	Investor Presentation, dated September 28, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned, thereunto duly authorized.

CITIZENS & NORTHERN CORPORATION
(Registrant)

Dated: September 28, 2018	/s/ Mark A. Hughes
Mark A. Hughes
Treasurer and Chief Financial Officer

Exhibit Index

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated September 27, 2018
99.1	Press release, dated September 28, 2018
99.2	Investor Presentation, dated September 28, 2018